Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Vancouver, B.C. Canada, April 1, 2025 – Kidoz Inc. (TSXV:KIDZ) (the “Company” or “Kidoz”), mobile AdTech developer and owner of the market-leading Kidoz Contextual Ad Network (www.kidoz.net), the Kidoz Publisher SDK and Kidoz COPPA Shield, commented on the new age-gating regulations and announces the adoption by the board of directors (the “Board”) of a new fixed 10% security-based compensation plan (the “Equity Awards Plan”).

New U.S. Child Safety Laws

New legislation and tech platform updates are set to reshape digital advertising to children - creating significant opportunities for Kidoz, the leading safe ad network for kids.

As new child safety laws and age-verification requirements sweep across U.S. states, Kidoz Inc. is uniquely positioned to become the default monetization solution for app publishers targeting users under 13.

With Utah’s landmark App Store Accountability Act now signed into law and at least 16 other states, including California, Texas, and South Carolina, considering similar legislation, the age of generic, data-driven ad networks blending children into general audience traffic is quickly ending.

Simultaneously, Apple has announced a rollout of enhanced child account protections and age-range APIs, allowing developers to identify and provide age-appropriate experiences with parental input, shifting the landscape in favor of dedicated safe ad ecosystems like Kidoz.

“This moment represents a seismic shift for the kids digital media ecosystem,” said Jason Williams, CEO at Kidoz and Co-Chairman of IAB Canada Gaming Committee. “As developers are required to gate their apps and separate under-13 users from general traffic, they need a monetization partner that is purpose-built for child audiences. That’s Kidoz.”

Kidoz is already fully compliant with COPPA guidelines, and its privacy-by-design platform ensures no personal data is collected or used for targeting children. As proposed federal updates in COPPA 2.0 aim to ban targeted ads for both kids and teens and introduce strict data minimization requirements, ad networks that depend on behavioural targeting will increasingly be restricted from reaching young audiences.

With over 500 million monthly active users, Kidoz enables brands to connect with children in a fully compliant, engaging, and responsible way. The platform’s extensive app SDK integrations already support thousands of apps in providing safe, high-performing ad experiences for kids.

“We’re already seeing widespread adoption of our platform by major general-audience app publishers who are implementing age gates to properly separate their younger users and ensure they’re monetized exclusively through safe, kid-focused ad networks like Kidoz.”

Kidoz remains committed to supporting developers, advertisers, and parents in navigating the fast-evolving regulatory environment and ensuring digital spaces remain safe, private, and enriching for children.

Equity Awards Plan

Additionally, on April 1, 2025, the Board adopted the Equity Awards Plan, a new security-based compensation plan. The purpose of the Equity Awards Plan is to provide the Company with the means to encourage, attract, retain and motivate eligible participants by granting rights to receive, for no additional consideration, cash or common shares in the capital of Kidoz (“Common Shares”) upon specified vesting criteria being satisfied.

Under the terms of the Equity Awards Plan, the Company may grant Restricted Share Units, Deferred Share Units and/or Performance Share Units up to a fixed maximum limit of 13,130,450 Common Shares, being 10% of the issued and outstanding Common Shares as of April 1, 2025.

The Equity Awards Plan is intended to complement the Company’s 2024 Stock Option Plan (the “Option Plan”). No stock options may be issued under the Equity Awards Plan. The Equity Awards Plan, together with the Company’s Option Plan constitute “rolling up to 10% and fixed up to 10%” plans for purposes of the policies of the TSX Venture Exchange (the “TSXV”).

The Equity Awards Plan and all grants thereunder are subject to approval by the TSXV following shareholder approval and ratification at the Company’s next annual general meeting.

For full details of the Company’s operations, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.ca website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) is a global AdTech software company and the developer of the Kidoz Safe Ad Network, delivering privacy-first, high-performance mobile advertising for children, teens, and families, whose mission is to keep children safe in the complex digital advertising ecosystem. Through its proprietary Kidoz SDK, Privacy Shield, and advanced contextual targeting tools, Kidoz enables safe, compliant ad experiences that adhere to COPPA, GDPR-K, and global standards, without using location or personally identifiable information data tracking commonly used in digital advertising.

The Kidoz platform helps app developers monetize their apps with safe and relevant ads, while uniting brands and families in a compliant mobile ecosystem. Google-certified and Apple-approved, the Kidoz network reaches hundreds of millions of users monthly, and is trusted by leading brands including Mattel, LEGO, Disney, and Kraft. Kidoz offers both managed and programmatic media solutions, including SSP, DSP, and Ad Exchange capabilities and provides a platform for mobile app publishers to monetize their active users through display, rich media, and video ads. Trusted by top brands and developers, Kidoz runs campaigns in over 60 countries and generates the majority of its revenue from AdTech advertising.

The Company also operates Prado, its wholly owned over-13 division. For brands, Prado enables scaled access with high quality inventory and audience engagement across teens, families, and general audiences.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 19, 2023, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.